SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



ICTS International NV
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                                (Name of Issuer)


Common Stock, par value 1.0 Dutch guilder per share
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                         (Title of Class of Securities)


N43837108
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                                 (CUSIP Number)
Lior Zouker
Holland: Biesboch 225, 1181 JC Amstelveen, The Netherlands
011-31-20-347
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


August 31, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No N43837108                       13D               Page 2 of

Ezra Harel ("Harel")
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*     BK



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


United States
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6    CITIZENSHIP OR PLACE OF ORGANIZATION



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               7    SOLE VOTING POWER             380,100

  NUMBER OF
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER         3,842,200 (1)
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER        380,100

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER     3,842,000
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                      4,222,3000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    64.8%



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14   TYPE OF REPORTING PERSON*           IN



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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the 3,842,200 shares of Common Stock held by ICTS Holdings Group, Inc. of which Harel owns 100% of the issued and outstanding common stock of ICTS Holdings Group, Inc.

CUSIP No N43837108                       13D               Page 3

ICTS Holdings Group, Inc. ("IHG")
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*             BK



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     Deleware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              --

  NUMBER OF
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER         3,842,200
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER        --

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER     3,842,200
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                      3,842,200 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    59%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*           CO



--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 4
Item 1.  Security and Issuer.
------   -------------------

         This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, par value 1.0 Dutch guilder per share (the "Common Stock"), of ICTS International N.V., a corporation organized under the laws of The Netherlands (the "Issuer"), which has its principal executive offices located at Biesboch 225, 1181 JC Amstelveen, The Netherlands. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is August 31, 2002.

         On August 31, 2002, September 5, 2002 and September 6, 2002 pursuant to three private transactions (the "Stock Purchase"),IHG purchased the following amount of shares at a price of $9.00 per share from the following shareholders (the "Selling Shareholders") of the Issuer:

Seller                               Number of Shares and Aggregate
                                      Purchase Price
------                               ------------------------------

Lior Zouker                             524,000 at $4,716,000.00
Harmony Ventures B.V.                 1,063,200 at $9,568,800.00
Leedan International Holdings B.V.    2,255,000 at $20,295,000.00


Item 2.  Identity and Background.

         (a)  Name: Ezra Harel
         (b)  Address: c/o ICTS Holdings Group, Inc.
                             One Rockefeller Plaza, Suite 2412
                             New York, New York 10020
         (c)  Principal Business: Chairman of the ICTS International N.V.
         (d)  Involvement in certain legal proceedings: Not Applicable.
         (e)  Party to a civil proceeding: Not Applicable.
         (f)  Place of citizenship: United States

         (a)  Name: ICTS Holdings Group, Inc.
         (b)  Address: One Rockefeller Plaza, Suite 2412
                            New York, New York 10020
         (c)  Principal Business: Investments
         (d)  Involvement in certain legal proceedings: Not Applicable
         (e)  Party to a civil proceeding: Not Applicable.
         (f)  Place of Organization: Delaware

Item 3.  Source of Funds

         IHG has purchased the Common Stock by using borrowed funds from the Bank of Hapoalim BM, subject to completion of financing documentation.

Item 4.  Purpose of Transaction

         The Reporting Persons purchased the Common Stock for the purpose of satisfying the requirements of the Transportation Security Administration (the "TSA"), which requires a company bidding and participating in its pilot program to be United States owned and controlled by at least 75% of the issued and outstanding shares. Under the TSA's pilot program, private security companies will provide airport security at five U.S. airports.

Item 5.  Interest in Securities of the Issuer.

      (a) IHG owns 59% of the outstanding shares of Common Stock of the Issuer; Harel owns 64.8% of the outstanding shares of Common Stock of the Issuer, of which 59% is a result of his ownership of 100% of the issued and outstanding stock of IHG.

         (b) Harel possesses sole power to vote and to dispose or direct the disposition of 380,100 shares of Common Stock and possesses shared power to vote and to dispose or direct the disposition of 3,842,200 shares of Common Stock. IHG possesses sole power to vote and to dispose or direct the disposition of 0 shares of Common Stock and possesses shared power to vote and to dispose or direct the disposition of 3,842,200 shares of Common Stock.

         (c)      On August 31, 2002, September 5, 2002 and September
6,2002, pursuant to the Stock Purchase, IHG purchased from the Selling Shareholders an aggregate amount of 3,842,200 shares of Common Stock at a price of $9.00 per share, or an aggregate amount of $34,579,800.00.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

         (e)      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.


         Not applicable.

Item 7.  Material to be filed as Exhibits.

         NONE

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 10, 2002
                                        Ezra Harel
                                        ----------------------------------------
                                                       (Signature)

                                        ICTS Holdings Group, Inc.

                                        By:  Ezra Harel
                                        -------------------------------------
                                        Title:  Chairman



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).